Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, July 10, 2025

Franco-Nevada to Release Second Quarter 2025 Results

Franco-Nevada Corporation annouced today that it will report its second quarter 2025 results as follows:

Second Quarter 2025 Results Release:	August 11th before market open
Conference Call and Webcast:	August 11th 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-510-2154 International: 437-900-0527

Conference Call URL (This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number):

bit.ly/4eKyqSq
Webcast:	www.franco-nevada.com
Replay (available until August 18th):	Toll-Free: 1-888-660-6345 International: 289-819-1450 Passcode: 16615#

For more information, please visit our website at www.franco-nevada.com or contact:

Candida Hayden
Senior Analyst, Investor Relations
416-306-6323
info@franco-nevada.com